SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

Condensed Consolidated Interim

Financial Information

March 31, 2010

São Paulo, May 14, 2010 – (BOVESPA:TAMM4, NYSE: TAM) We present our results for the first quarter of 2010 (1Q10). The operating and financial information, except when indicated otherwise, are presented based on consolidated number and in Reais (R$), according to the international accounting principles, IFRS (International Financing Reporting Standards – issued by IASB).

Highlights

We created a large multibusiness corporation focused on airline operations, where Marco Antonio Bologna is the CEO of TAM S/A Holding and responsible for the ancillary business development of the group and its institutional relationship. Libano Barroso follows as CEO of TAM Airlines and Investor Relations Director of TAM S/A.  An important step of the group was the IPO of Multiplus Fidelidade and the acquisition of Pantanal Linhas Aéreas. For more information see Multibusiness structure on page 4.

On May 13, we had the ceremony of entrance into Star Alliance. With this, we are part of the world's largest alliance, composing 27 companies with presence in 181 countries and 1,167 airports. We will have several benefits such as increase in profitability and brand exposure. For more information see Star Alliance on page 5.

Our Technology Center, MRO (Maintenance, Repair and Overhaul) unit has been certified by Ecuador aeronautical authority (Direccion General de Aviacion Civil) and by aeronautical authorities of Netherlands Antilles (Directorate of Civil Aviation), expanding our ability to provide maintenance services. This year we had already announced the certification by the Argentine National Civil Aviation Administration (ANAC) and the IOSA (IATA Operational Safety Audit) registration renewal valid until January 2012.

We are the sponsor airline and official carrier of the Brazilian Squad for the 2010 World Cup. Two aircrafts painted with the theme are already flying around the country. The painting was chosen by internet users and was done by our maintenance team in São Carlos. In May, we have introduced the onboard entertainment service related to soccer.

We have been awarded for the “2009 Latin America Deal of the Year” from Airfinance Journal due to the issuance of U$ 300 million in Senior Guaranteed Notes (Bonds) maturing in 2020.

We are the airline that offers more options of payment to customers. Through our website www.tam.com.br, the passenger has several options to acquire the ticket, such as: credit card, direct debit, bank financing with the possibility of payment in up to 48 installments, and an exclusive payment through thousands of lottery outlets. In our tourism operator, TAM Viagens, customers also have plenty of choices for payment of their packages. Recently, we have signed an agreement with Caixa Economica Federal to finance tourist packages to customers whether or not account holder, directly in TAM Viagens stores in up to 24 installments. Customers also have the options to pay with credit cards, direct debit, pre-dated checks, among others. Our intention is to increase the access of passengers flying by leisure purposes, either through choices of payments or more competitive prices, but always with the same quality of service that is already known by our customers.

On April 20th, we received the award for the Most Admired Brazilian Airline, granted by the Airplane Revue magazine. This is the first edition of the award, organized by the magazine published by Motorpress, an international group that also runs Germans publications such as Flug Revue and Aero Kurier.

To ensure a sustainable and aligned to administrative best practice and determination of results growth, we migrated our management system (ERP) to a new platform, which will redesign organization’s systems in order to provide more accurate and faster information, ensuring the fulfillment of our targets and contributing to sustainability. This migration should bring several benefits, including better standardization, increase in productivity and synergy among areas involved, bringing gains for business growth.

In the first quarter of the year we had a reduction in the punctuality we usually offer to our passengers. We understand that this is an attribute highly appreciated by the customers and we always seek to deliver the highest levels. In 2009 we operated in average levels of 90% of punctuality and in the first quarter of 2010, these levels were 81% according to the Infraero’s methodology, which considers delays higher than 30 minutes. The main reasons for this decline are meteorological. We recorded a high volume of rains during this period in Brazil. We were also impacted by the rigorous winter in Europe, affecting not only international punctuality but also domestic connection flights with passengers coming from abroad. In April we may already observe a strong recovery reaching a punctuality of 89%, putting us closer to the historical levels. According to our methodology, excluding external factors, our punctuality level in the first four months of the year rises to 95%, considering delays higher than 15 minutes.

In mid-April, a volcanic eruption in Iceland affected our operations in London, Paris, Frankfurt and Milan between April 15th and April 21st. We had 56 flights canceled, which represents roughly 2% of all international flights estimated for the month. In April 22, all flights to Europe were operating normally and in April 23, we have already rearranged all the passengers that failed to board from Frankfurt, Milan and Paris.  After that, London soon normalized operations.

We are always looking for creating intelligent products that are appreciated by customers:

•         We launched "Luggage Door-to-Door" service, a new luggage delivery service designed to provide more comfort to our passengers. The service collects the luggage in the passenger's address and delivers at the chosen destination. The service can be hired at the moment of ticket purchase or through our Call Center, and is available 24 hours per day, seven days a week, including holidays.

•         We are offering the Duty Free service in international long haul flights (destinations to Europe and United States). The catalog, supplied by the DFW Company, based in Miami, brings exclusive products and special offers for our customers.

•         Our cargo unit created a new package for deliveries, the Big Box, witch aims to preserve the physical integrity of the cargo, reduces incidents caused by handling and avoids losses and theft attempts. Moreover, its use reduces loading and unloading times by 35%.

We continue to develop sustainable actions such as the following:

•         Some international routes are with a sustainable innovation in the economy class: the replacement of plastic packaging, in which meals are served, by containers made of biodegradable material.

•         In the second half of 2010, we are going to hold a demonstration flight (non-commercial) with a mixture of aviation bio-fuel that includes Brazilian vegetable biomass, the Jatropha plant. This demonstration flight will be the very first experience of that genre in Latin América.

•         We were present in a rehabilitation and inclusion fair. The Reatech is a fair aimed at people with physical, intellectual, visual, hearing, and multiple deficiency and their family, medical professionals, seniors and persons with reduced mobility.

Financial Results

In the tables below all the values shown are in conformity with international accounting principles, IFRS and were originally calculated in real and are stated in millions and cents. Therefore, (i) the results of the sum and division of some figures in the tables may not correspond to the totals shown in the same due to rounding, (ii) the outcome of the percentage changes may diverge demonstrated.

Main Financial and Operational Indicators

(In Reais, except when indicated otherwise)	1Q10	1Q09	1Q10 vs 1Q09	4Q09	1Q10 vs 4Q09
Operational Income (million)	2,603.8	2,617.8	-0.5%	2,497.0	4.3%
Total Operating Expenses (million)	2,507.6	2,486.2	0.9%	2,370.8	5.8%
EBIT (million)	96.3	131.6	-26.8%	126.2	-23.7%
EBIT Margin %	3.7	5.0	-1.3 p.p.	5.1	-1.4 p.p.
EBITDA (million)	256.9	303.1	-15.2%	261.7	-1.9%
EBITDA Margin %	9.9	11.6	-1.7 p.p.	10.5	-0.6 p.p.
EBITDAR (million)	376.5	476.1	-20.9%	373.1	0.9%
EBITDAR Margin %	14.5	18.2	-3.7 p.p.	14.9	-0.5 p.p.
Net Income (million)	-54.5	25.7	-	-334.1	83.7%
Total RASK (cents)	15.3	16.3	-5.7%	14.9	2.9%
Domestic Scheduled RASK (cents)	12.8	14.1	-8.9%	13.4	-4.1%
International Scheduled RASK (cents)	12.4	12.5	-0.2%	9.8	27.2%
International Scheduled RASK (USD cents)	6.9	5.4	27.9%	5.6	22.7%
Total Yield (cents)[1]	22.1	25.1	-11.8%	21.7	2.0%
Domestic Scheduled Yield (cents)	19.7	23.6	-16.5%	20.7	-4.7%
International Scheduled Yield (cents)	16.2	17.4	-6.7%	13.0	25.4%
International Scheduled Yield (USD cents)	9.0	7.5	19.7%	7.5	20.9%
Load Factor %	72.1	67.1	5.0 p.p.	71.4	0.7 p.p.
Domestic Load Factor %	69.3	64.2	5.1 p.p.	68.8	0.5 p.p.
International Load Factor %	76.6	71.6	5.0 p.p.	75.5	1.0 p.p.
CASK (cents)	14.8	15.4	-4.3%	14.2	4.3%
CASK excluding fuel (cents)	10.1	11.1	-9.3%	9.8	2.6%
CASK USD (cents)	8.2	6.7	22.7%	8.1	0.6%
CASK USD excluding fuel (cents)	5.6	4.8	16.3%	5.7	-1.0%

Obs.: RASK is net of taxes and Yield is gross of taxes

1 Includes revenues from flights, cargo and others

Revenue per type of service

(In millions of Reais)	1Q10	1Q09	1Q10 vs 1Q09	4Q09	1Q10 vs 4Q09
Domestic revenue
Scheduled Pax	1,366.8	1,381.3	-1.0%	1,406.4	-2.8%
Charter Pax	29.9	61.2	-51.1%	26.3	13.6%
Total	1,396.8	1,442.5	-3.2%	1,432.8	-2.5%

International revenue
Scheduled Pax	814.7	795.1	2.5%	638.8	27.5%
Charter Pax	1.1	1.7	-36.6%	0.9	15.2%
Total	815.8	796.9	2.4%	639.8	27.5%

Cargo revenue
Domestic cargo	115.5	97.9	18.0%	125.4	-7.8%
International Cargo	140.4	110.5	27.1%	149.6	-6.1%
Total	256.0	208.4	22.8%	274.9	-6.9%

Other operating revenue
Loyalty Program	135.0	184.9	-27.0%	113.7	18.8%
Expired tickets and other	14.3	14.7	-3.0%	12.9	11.0%
Agency of trip and tourism	90.8	64.2	41.6%	120.5	-24.6%
Total	240.1	263.8	-9.0%	247.0	-2.8%

Gross Revenue	2,708.6	2,711.5	-0.1%	2,594.5	4.4%

Gross Revenue

Decrease of 0.1% in 1Q10 compared to 1Q09, reaching R$ 2,708.6 million, due to:

Domestic Revenue

Decreased of 3.2% to R$ 1,396.8 million due to a reduction in scheduled yield by 16.5%. The yield decrease is related to a slower return of the business passengers, the increase in average stage length by 4.4%, flying over hub, and a strong basis of comparison, as 1Q09 was the strongest quarter of 2009. This reduction was partially offset by a growth in demand in RPKs by 18.5% that combined with supply growth of 8.7% in ASK, increasing our occupancy rates by 5.1 percentage points to 69.3%. With the combination of these factors, our RASK fell 8.9% to R$ 12.8 cents.

International Revenue

Increase of 2.4% to R$ 815.8 million. Our scheduled yield in dollar raised 19.7%, due to the economy recovery, bringing back the business passengers and allowing the increase in average fares in dollars, while the scheduled yield in reais decreased by 6,7% because of the appreciation of the real by 22.0% on the average of the quarter comparing with the same period of the last year. The increased of demand by 9.8% and 2.7% in supply, raised our load factor rates by 5.0 percentage points to 76.6%. Our RASK in reais was almost stable, while in dollar increased by 27.9%.

Cargo Revenue

Increase of 22.8%, reaching R$ 256.0 million, showing strong signs of recovery in global economy, combined with appreciation of the real by 22.0%, witch impacts our international operations. Besides that, in March, our cargo operation recorded the highest monthly revenue of our history.

Other Revenues

Reduction of 9.0% reaching R$ 240.1 million, due to a decrease in sales of the loyalty program points due to the impact of the appreciation of the real of 22.0% in the points sold to the banks that are related to the dollar. Also, due to the elimination impact from the adjustment to respect the international consolidation accounting rules for loyalty program’s revenue recognition. The consolidation concept says that the point used to award the passenger is recognized based in its fair value. The revenue needs to be deferred as the ticket is sold and is only recognized when the point is redeemed and the passenger is transported. The recognized revenue is net of the breakage. Partially offset by the 41.6% increase in the expired tickets and others.

Ticket Sales

As a sign of Brazilian economic recovery, in March we recorded the highest ticket sales in Brazil over the last 15 months, since the beginning of the economic crisis at the end of 2008. This is also a sign of the increasing flow of customers with the intention of flying.

Brazilians sales recorded in the 1Q10 an index of 28.1% through direct channels, where there are no commercial costs. This index is 6.0 percentage points higher than the same period last year and in line with the previous quarter. Our website is the leading direct sales channel, and was responsible for 20.4% of sales on the 1Q10, 5.6 percentage points higher than 1Q09.

After the implementation of Amadeus Altéa platform, in the forth quarter last year, we reached a new level of sales through the website, since the search for passages became much friendlier due to the implementation of FlexPricer Amadeus, giving the possibility to view fares and dates comparison, a very important tool when the passenger is flexible to dates.

See the evolution of direct sales in Brazil:

Income Statement

(In millions of Reais)	1Q10	1Q09	1Q10 vs 1Q09	4Q09	1Q10 vs 4Q09
Operational Income	2,708.6	2,711.5	-0.1%	2,594.5	4.4%
Flight Revenue	2,468.5	2,447.7	0.8%	2,347.5	5.2%
Domestic	1,396.8	1,442.5	-3.2%	1,432.8	-2.5%
International	815.8	796.9	2.4%	639.8	27.5%
Cargo	256.0	208.4	22.8%	274.9	-6.9%
Other operating sales and/or services revenue	240.1	263.8	-9.0%	247.0	-2.8%
Sales deductions and taxes	(104.8)	(93.8)	11.7%	(97.5)	7.4%
Net Operational Income	2,603.8	2,617.8	-0.5%	2,497.0	4.3%

Operational Expenses
Fuel	(794.8)	(695.1)	14.3%	(724.9)	9.6%
Selling and marketing expenses	(214.5)	(157.6)	36.1%	(251.8)	-14.8%
Aircraft, engine and equipment leasing	(119.6)	(173.0)	-30.9%	(111.4)	7.3%
Personnel	(531.9)	(521.4)	2.0%	(472.1)	12.7%
Maintenance and reviews (except personnel)	(155.3)	(210.3)	-26.2%	(102.0)	52.2%
Outsourced services	(194.1)	(203.4)	-4.6%	(222.5)	-12.8%
Landing, take-off and navigation charges	(146.3)	(145.6)	0.5%	(141.4)	3.5%
Deprecciation and amortization	(160.6)	(171.5)	-6.4%	(135.5)	18.5%
Aircraft insurance	(13.0)	(15.9)	-18.1%	(16.0)	-18.5%
Other	(177.4)	(192.3)	-7.8%	(193.1)	-8.1%
Total of operational expenses	(2,507.6)	(2,486.2)	0.9%	(2,370.8)	5.8%

EBIT	96.3	131.6	-26.8%	126.2	-23.7%
Movements in fair value of fuel derivatives	(10.4)	(62.4)	83.3%	65.1	-
Gains (losses) on aircraft revaluation recognized in the income statement	0.0	0.0	-	(723.1)	-
	0.0	0.0	0.0	0.0	0.0
Operating Income (loss)	85.9	69.2	24.1%	(531.8)	-
Financial income (expense)	516.3	261.8	97.2%	250.2	106.3%
Other net operating expenses	(679.3)	(290.8)	133.6%	(222.0)	-206.0%
Income (loss) before income tax and social contribution	(77.1)	40.2	-	(503.6)	84.7%
Income tax and social contribution	20.8	(13.9)	-	169.7	-87.7%
Income (loss) before minority interest	(56.3)	26.3	-	(333.9)	83.1%
Minority Interest	1.8	(0.6)	-383.0%	(0.2)	-874.6%
	0.0	0.0	0.0	0.0	0.0
Net Income	(54.5)	25.7	-	(334.1)	83.7%

Main Revenue and Expenses

(In Reais cents per ASK)	1Q10	1Q09	1Q10 vs 1Q09	4Q09	1Q10 vs 4Q09
Operational Income	15.95	16.84	-5.3%	15.49	3.0%
Flight Revenue	14.54	15.20	-4.4%	14.02	3.7%
Domestic	8.23	8.96	-8.2%	8.56	-3.8%
International	4.80	4.95	-2.9%	3.82	25.8%
Cargo	1.51	1.29	16.5%	1.64	-8.2%
Other operating sales and/or services revenue	1.41	1.64	-13.7%	1.47	-4.1%
Sales deductions and taxes	(0.62)	(0.58)	5.9%	(0.58)	5.9%
Net Operational Income (RASK)	15.34	16.26	-5.7%	14.91	2.9%

Operational Expenses
Fuel	(4.68)	(4.32)	8.4%	(4.33)	8.1%
Selling and marketing expenses	(1.26)	(0.98)	29.1%	(1.50)	-16.0%
Aircraft, engine and equipment leasing	(0.70)	(1.07)	-34.4%	(0.67)	5.9%
Personnel	(3.13)	(3.24)	-3.2%	(2.82)	11.1%
Maintenance and reviews (except personnel)	(0.91)	(1.31)	-30.0%	(0.61)	50.1%
Outsourced services	(1.14)	(1.26)	-9.5%	(1.33)	-14.0%
Landing, take-off and navigation charges	(0.86)	(0.90)	-4.7%	(0.84)	2.1%
Deprecciation and amortization	(0.95)	(1.07)	-11.2%	(0.81)	16.9%
Aircraft insurance	(0.08)	(0.10)	-22.4%	(0.10)	-19.6%
Other	(1.04)	(1.19)	-12.5%	(1.15)	-9.4%
Total of operational expenses (CASK)	(14.77)	(15.44)	-4.3%	(14.16)	4.3%

Spread (RASK - CASK)	0.57	0.82	-30.6%	0.75	-24.8%

Operational expenses

Increase of 0.9%, to R$ 2,507.7 million in 1Q10 compared to 1Q09, mainly due to fuel and selling and marketing expenses. The increase was partially offset mainly by the reduction in aircraft leasing and maintenance. CASK decreased by 4.3% to R$ 14.8 cents and CASK excluding fuel expenses decreased by 9.3% to R$ 10.1 cents.

Fuel

Increase of 14.3% to R$ 794.8 million, mainly by the increase on the average cost per gallon by 7.0% and increase in the volume of fuel consumed by 6.9%, due to an increase of 4.9% in the number of hours flown. The increase was partially offset by the appreciation of the real by 22.0%, on the average of the quarter comparing with the same period last year, and by an increase of 2.8% in the stage length. Per ASK increased by 8.4%.

Sales and marketing

Increase of 36.1% to R$ 214.5 million, primarily due to the increase of international and cargo revenues, where the agent commission is higher and the weak base of comparison, as in 1Q09 all marketing activities were canceled due to the crisis. In relation to net revenue, increased from 6.0% in 1Q09 to 8.2% in 1T10. Per ASK increased by 29.1%.

Aircraft, engine and equipment leasing

Reduction of 30.9% to R$ 119.6 million, mainly due to  the appreciation of the real by 22.0% on the average of the quarter comparing with the same period 2009, besides the reduction of one aircraft classified as operating leasing, excluding the ATR-42. Per ASK decreased by 34.4%.

Personnel expenses

Increase of 2.0% to R$ 531.9 million, due to the wage increase in 6% in the end of 2009, while the headcount remained stable. This increase was partially offset by the productivity gains resulted from the readjustment of our staff in 2009. Per ASK decreased by 3.2%.

Maintenance and repair (except personnel)

Reduction of 26.2% to R$ 155.3 million, mainly due to the appreciation of the real by 22.0% on the average of the quarter comparing with the same period 2009, the lesser narrow body engine under review and the increase of 2.8% in stage length, partially offset by an increase in our net fleet by 3 aircraft (excluding ATR-42) and increased total flight hours by 4.9%. Per ASK reduced by 30.0%.

Third party services

Decrease of 4.6% to R$ 194.1 million, mainly due to a reduction in advisory and consultancy costs, result of optimization of internal processes. Per ASK decreased by 9.5%.

Landing, take-off and navigation charges

Increase of 0.5% to R$ 146.3 million, due to the landings 2.1% higher and 5.0% increase in kilometers flown, partially offset by the appreciation of the real by 22.0% on the average of the quarter comparing with the same period 2009, impacting international flights tariffs. Per ASK decreased by 4.7%.

Depreciation and amortization

Reduction of 6.4% to R$160.6 million, mainly due to  the appreciation of the real by 22.0% on the average of the quarter comparing with the same period 2009, partially offset by an increase of 4 aircraft classified as capital leases. Per ASK decreased by 11.2%.

Aircraft insurance

Decrease of 18.1% to R$ 13.0 million, mainly due to the appreciation of the real by 22.0% on the average of the quarter comparing with the same period of 2009. This reduction was partially offset by an increase of 3 aircraft in our fleet (excluding ATR-42), the growth of 13.2% in the numbers of passengers and by an increase of 2.8% in stage length.  Per ASK decreased by 22.4%.

Other

Reduction of 7.7% to R$ 177.5 million, 8.1% below the previous quarter, due to the finalization of systems’ implementation related to the entry into the Star Alliance. Per ASK decreased by 12.5%.

Net financial result

Net revenue of R$ 163.0 million in 1Q10 against an expenditure of R$ 29.0 in 1Q09, mainly due to the negative impact of exchange rate. More details on next page.

Net income

Net loss of R$ 58.2 million due to the above explained, witch represented a negative margin of 2.2% in the 1Q10, versus a positive margin of 0.6% in the 1Q09.

EBIT

Our EBIT margin reached 3.7% to R$ 96,2 million in 1Q10, representing a decrease of 1.3 percentage points as a result of reduction of 0.5% in net revenue combined with an increase of 0.9% in operating costs.

EBITDAR

The EBITDAR margin reached 14.5% to R$ 376.4 million in 1Q10, representing a margin reduction of 3.7 percentage points compared to 1Q09, mainly due to all the factors described above about income and expenses.

Financial Results

(In millions of Reais)	Three months period ended
	March, 31	March, 31
	2010	2009
Finance income
Interest income from financial investments	30.0	25.9
Exchange gains	480.2	229.5
Other	6.1	6.4
Total	516.3	261.8

Finance expenses
Exchange losses	(564.6)	(166.4)
Interest expense	(104.1)	(117.4)
Other	(10.6)	(7.0)
Total	(679.3)	(290.8)

Net finance result	(163.0)	(29.0)

Interest income from financial investments

We ended the 1Q10 approximately with R$ 2.6 billion in cash, cash equivalents and investments. The yield of this amount represented an interest income of R$ 30 million, compared with revenues of R$ 25.9 in 1Q09.

Exchange gains and losses

The exchange rate of R$ 1.74 in the end of 4Q09 to R$ 1.82 in the end of 1Q10, over the capital lease totalized a net expense of R$ 26.1 million compared to a net revenue of R$ 15.4.

Interest expenses

Our total interest expenses recorded R$ 104.1 million, in witch R$ 9.6 million refers to capital leases and the remaining refers to interests paid by our debentures, bonds and other loans issues.

Cash Flow

	Three months period ended
(In millions of Reais)	March, 31	March, 31
	2010	2009

Increase (decrease) in net cash from activities:

Operating	(350.7)	226.1
Investing	(7.9)	(126.9)
Financing	502.4	(154.9)

Net cash increase (decrease) in cash and cash equivalents	143.8	(55.7)

Cash Flow from operational activities

The cash used in our operational activities was R$ 350.7 million in 1Q10, comparing to a cash generation of R$226.1 million in 1Q09.

Cash Flow from investment activities

The cash used in investment activities was R$ 7.9 million in the 1Q10, mainly due to the restricted cash redemption of R$ 41.7 million partially offset by property plant and equipment and other intangible assets acquisition summing up R$ 38.7 million.

Cash Flow from financing activities

The cash generated in financing activities was R$ 502.4 million in the 1Q10, mainly due to Multiplus IPO of R$ 657 million, partially offset by R$ 657 million on capital leasing payments. In 1Q10 the cash used for financing activities was R$ 154.9 million.

(A free translation of the original in Portuguese)

Review Report of Independent Accountants

To the Management and Stockholders

TAM S.A.

          1 We have reviewed the accounting information included in the consolidated Quarterly Information (ITR) of TAM and subsidiaries (“Company”), for the quarter ended March 31, 2010, comprising the consolidated balance sheet and the consolidated statementsof income, of comprehensive income, of changes in stockholders’ equity, of cash flows, explanatory notes and the performance report. This Quarterly Information is the responsibility of the Company’s management.

          2Our review was carried out in accordance with specific standards established by the IBRACON - Institute of Independent Auditors of Brazil, and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information; and (b) a review of information and of subsequent events which have, or could have, significant effects on the financial position and operations of the Company.

                  3 Based on our limited review, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that it be stated in accordance with the international accounting standard (IFRS) issued by the International Accounting Standards Board (IASB), applicable to the preparation of interim information (IAS 34 – Interim Financial Reporting).

                 4 The Quarterly Information (ITR) mentioned in paragraph 1 above also include the accounting information of the balance sheet at December 31, 2009, which was audited by us and on which we issued an unqualified opinion dated March 30, 2010.

               5 The Quarterly Information (ITR) also includes accounting information related to net income, comprehensive income, changes in equity and cash flows for the quarter ended March 31, 2009. This information was submitted to the same review procedures described in paragraph 2 above and, based on that review, we are not aware of any significant modification that should be made to this information in order that it be in accordance with the international accounting standard (IFRS) issued by the International Accounting Standard Board (IASB), applicable to the preparation of the interim information ( IAS 34 “Interim Financial Reporting”).

                  6 The accounting practices adopted in Brazil differ, in certain significant respects, from the international accounting standards(IFRS) issued by the International Accounting Standards Board (IASB). Information related to the nature and effect of these differences is presented in Note 23 to the consolidated Quarterly Information (ITR).

São Paulo, May 14, 2010.

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Carlos Alberto de Sousa

Contador CRC 1RJ056561/O-0 “S” SP

TAM S.A.

Condensed Consolidated Statements of Financial Position

In thousands of reais, unless otherwise indicated

Assets	Note	March 31, 2010	December 31, 2009	Liabilities	Note	March 31, 2010	December 31, 2009
		(Unaudited)				(Unaudited)
Current assets				Current liabilities
Cash and cash equivalents		1,218,976	1,075,172	Suppliers		354,939	430,982
Financial assets at fair value through profit and loss		1,379,982	1,011,022	Financial liabilities	8	1,391,776	1,244,685
Trade accounts receivable	4	1,377,372	1,121,979	Salaries and social charges		359,983	307,607
Inventories		189,292	195,092	Deferred income		1,650,570	1,698,321
Taxes recoverable		117,917	99,268	Taxes, charges and contributions		205,309	179,662
Prepaid expenses		136,038	148,910	Proposed interest on own capital and dividends		209,012	233,985
Other receivables		97,572	142,971	Derivative financial instruments	9	171,848	235,727
				Other current liabilities		191,406	123,696
		4,517,149	3,794,414			4,534,843	4,454,665

Non-current assets				Non-current liabilities

Restricted cash		37,626	79,370	Financial liabilities	8	6,081,934	5,924,737
Deposits in guarantee		54,250	59,520	Derivative financial instruments	9		6,288
Deferred income tax and social contribution	6	645,143	621,788	Deferred income		91,732	100,169
Prepaid aircraft maintenance		400,006	408,628	Provisions for contingencies	10	715,292	666,573
Other receivables		38,465	28,549	Refinanced taxes payable under Fiscal Recovery Program		390,738	319,671
Property, plant and equipment including aircraft pre-delivery payments	7	7,055,968	6,910,496	Other non-current liabilities		191,189	173,948
Intangible assets		383,046	241,701
						7,470,885	7,191,386

		8,614,504	8,350,052
				Total liabilities		12,005,728	11,646,051

				Equity
				Capital and reserves attributable to equity holders of TAM S.A.
				Share capital	11	675,497	675,497
				Revaluation reserve	12	113,452	116,504
				Other reserves	13	636,888	131,583
				Accumulated deficit		(485,251)	(428,577)
						940,586	495,007
				Non-controlling interest		185,339	3,408

				Total equity		1,125,925	498,415

Total assets		13,132,653	12,144,466	Total liabilities and equity		13,131,653	12,144,466

The accompanying notes are an integral part of these condensed consolidated interim financial information.

TAM S.A.

Condensed Consolidated Interim Income Statements (unaudited)

Three months periods ended March 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

			Quarter ended
	Note	March 31, 2010	March 31, 2009 ( Restated)

Revenue	14	2,603,844	2,617,760

Operating expenses	15	(2,507,587)	(2,486,201)

Operating profit before movements in fair value of fuel derivatives		96,257	131,559

Movements in fair value of fuel derivatives		(10,394)	(62,348)

Operating (loss)/profit		85,863	69,211

Finance income	16	516,288	261,822
Finance costs	16	(679,295)	(290,782)

Profit/(Loss) before income tax and social contribution		(77,144)	40,251

Income tax and social contribution	17	20,828	(13,906)

Profit/(Loss) for the period (all continuing operations)		(56,316)	26,345

Attributable to
Non-controlling interest		1,786	631
Equity holders of TAM		(58,102)	25,714

Earnings/(loss) per share (common and preferred) – in R$
Basic	18	(0.39)	0.17
Diluted	18	(0.39)	0.17

		Quarter ended
	March 31, 2010	March 31, 2009 (Restated)

Currency translation gains/(losses), no tax effect	3,737	(2,475)

Net income/(expense) recognized directly in equity, net of tax	3,737	(2,475)

Profit/(Loss) for the period (all continuing operations)	(56,316)	26,345

Total comprehensive income/(Loss)	(52,579)	23,870

Attributable to
Non-controlling interest	1,786	631
Equity holders of TAM	(54,365)	23,239

The accompanying notes are an integral part of these condensed consolidated interim financial information.

TAM S.A.

Condensed Consolidated Interim Statement of Changes in Equity (unaudited)

Three months periods ended March 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

	Share capital	Revaluation Reserve (Note 12)	Other reserves (Note 13)	Retained earnings (Accumulated deficit)	Total	Non-controlling interest	Total

At December 31, 2008 (Restated)	675,497	1,146,829	92,092	(591,525)	1,322,893	4,234	1,327,127

Total comprehensive income (loss) for the year, net of tax - (Restated)			(2,475)	25,714	23,239	631	23,870
Revaluation reserve depreciation of aircraft – (Restated)		(12,892)		12,892
Other movements
Transactions with owners:
Stock option plan			4,390		4,390		4,390
Subtotal transactions with owners			4,390		4,390		4,390

At March 31, 2009 (Restated)	675,497	1,133,937	94,007	(552,919)	1,350,522	4,865	1,355,387

At December 31, 2009	675,497	116,504	131,583	(428,577)	495,007	3,408	498,415

Total comprehensive income (loss) for the year, net of tax			3,737	(58,102)	(54,365)	1,786	(52,579)
Revaluation reserve depreciation of aircraft		(3,052)		3,052
Other movements						198	198
Transactions with owners:
Stock option plan			8,199		8,199		8,199
Options exercise			4,254	(1,624)	2,630		2,630
Transfer to non-controlling shareholders: Effect on equity of the issuance and sale of new shares of Multiplus S.A. (Note 1)			489,115		489,115	179,947	669,062
Subtotal transactions with owners			501,568	(1,624)	499,944	179,947	679,891

At March 31, 2010	675,497	113,452	636,888	(485,281)	940,586	185,339	1,125,925

The accompanying notes are an integral part of these condensed consolidated interim financial information.

TAM S.A.

Condensed Consolidated Cash Flow Statements

Three months periods ended March 31, 2010 and 2009

In thousands of reais, unless otherwise indicated

		Quarter ended
	Note	March 31, 2010	March 31, 2009

Cash generated from (used in) operating activities	19	(292,749)	406,319
Tax paid		(1,078)	(83,001)
Interest paid		(75,214)	(97,198)

Net cash generated from operating activities		(369,041)	226,120

Cash flows from investing activities
Investments in restricted cash			(124,751)
Restricted cash withdrawal		41,744
Cash paid for business combination net of cash accorded (note 1)		(9,545)
Proceeds from sale property, plant and equipment (PPE)		6,316	29,261
Purchases of property, plant and equipment (PPE)		(10,275)	(42,849)
Purchases of intangible assets		(28,405)	(6,525)
Deposits in guarantee
Reimbursement		5,271	27,277
Deposits made			(3,446)
Pre delivery payments
Reimbursement		28,619	62,790
Payments		(19,606)	(68,644)

Net cash (used in) investing activities		13,819	(126,887)

Cash flows from financing activities
Proceeds from issuance of common shares		2,630
Net cash received in a public offering of shares of subsidiary Multiplus		657,049
Dividends paid		(24,973)
Short and long-term borrowings
Issuance			23,183
Repayment		(9,256)	(37,264)
Capital element of finance leases		(126,424)	(140,810)

Net cash (used in) from financing activities		499,026	(154,891)

Net increase in cash and cash equivalents		143,804	(55,658)

Cash and cash equivalents at beginning of year		1,075,172	671,785

Cash and cash equivalents at end of year		1,218,976	616,127

Supplementary information on cash flows:

Non cash investing and financing activities – acquisition of aircrafts under finance lease		257,661	181,201

The accompanying notes are an integral part of these condensed consolidated interim financial information.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

1             1 General Information

TAM S.A ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and 94.98% of Transportes Aéreos del Mercosur S.A. ("Mercosur"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. The TAM is incorporated and domiciled in Brazil and its registered office is in Av. Jurandir, 856, Lote 4, 1st floor, São Paulo, SP.

In July 15, 2005, the Company concluded a public offering of shares on the São Paulo Stock Exchange – BOVESPA. On March 10, 2006 the Company made an additional public offering – this time on the BOVESPA and the New York Stock Exchange – NYSE  (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

The Company, through its subsidiary TLA, controls the companies TAM Capital Inc. (“TAM Capital”), TAM Capital Inc. 2 (“TAM Capital 2”), TAM Financial Services 1 Limited (“TAM Financial 1”) and  TAM Financial Services 2 Limited (“TAM Financial 2”), all headquartered in the Cayman Islands, whose main activities involve aircraft acquisition and financing and issuance of debt. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM. TLA also controls the company Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

The Company controls TP Participações Ltda. (“TP Participações”) which on July 20, 2009, changed its name to TP Franchising Ltda. and modified its corporate purpose to the development of franchises. This company has not recorded any transaction since October 23, 2004, when it was established.

On October 28, 2009 the Company acquired all the shares of QXSPE S.A., a dormant company without any activity and it modified its corporate name to Multiplus S.A. (“Multiplus”), whose corporate purpose is to carry out of customer loyalty programs. A public offering of shares of this subsidiary was concluded on February 05, 2010. See “Corporate Reorganization” below.

Since March 15, 2010, date on which the purchase was approved, the Company controls Pantanal Linhas Aéreas S.A. – Pantanal. See “Acquisition of Pantanal” below. Pantanal is under bankruptcy protection.

These condensed consolidated interim financial statements, of TAM and its subsidiaries were approved by the Board of Executive Officers (Diretoria) on May 14, 2010.

Corporate Reorganization

During the second semester of 2009, the Company underwent a corporate reorganization that resulted in the creation of the subsidiary Multiplus S.A. (“Multiplus”). Multiplus is domiciled in Brazil under the name Q.X.A.S.P.E. Empreendimentos e Participações S.A., engaged in the development and management of customer loyalty programs, the creation of databases, the sale of reward redemption rights under customer loyalty programs, and the purchase of items related directly and indirectly to the development of the aforementioned activities.

The corporate reorganization had the purpose of segregating and transferring all the TLA customer loyalty business to a separate company, providing more rationalization in the operational, administrative and financial structures of the subsidiary TLA customer loyalty business, and greater efficiency, profitability and independence. The changes made can be represented as follows:

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

Beginning on January 1, 2010, Multiplus assumed the exclusive management of the TAM Loyalty Program, as well as the extensive and diversified network of commercial partners of the TAM Loyalty Flyer Program, comprising over 120 commercial partners in Brazil and 6.9 million participants. Under the program, Multiplus allows its participants to accumulate  Multiplus Fidelidade points when making purchases and redeeming them for rewards by means of the commercial partner programs or electronic catalogue.

On February 3, 2010 Multiplus was listed as a publicly traded company under the New Market segment of the São Paulo Stock, Commodities and Futures Exchange (“Novo Mercado” - BMF&Bovespa). On February 5, 2010, the Company carried out an IPO, obtaining proceeds in the amount of R$ 669,062, net of costs R$ 35,336 and related tax effects of R$ 12,014, through the issuance and payment of 43,274,000 shares of common stock at the issue price of R$ 16.00 per share.

At the time of the public offering, transactions and results of Multiplus were not relevant and Multiplus had shareholders equity of less than R$ 1,000. As a result of the public offering TAM had its interest reduced from 100% to 73.17% while maintaining control. The sale of shares in the public offering resulted in an increased in participation of non-controlling interest of R$ 179,947 and a reduction in the interest of TAM determined as follows:

Public offering

Shareholders of Multiplus before issuance of shares	970
Interest of TAM on Multiplus - %	100%
Interest of TAM on Multiplus	970

Shareholgers equity of Multiplus after issuance of shares	676,415
Interest of TAM on Multiplus - %	73,17%
Interest of TAM on Multiplus	494,933

Increase in non-controlling interests	179,947
Transfer from non-controlling interest to equity attributable to equity hold of TAM	489,115

The following table presents the disclosures required by accounting standards for increases in equity attributable to equity holders of TAM as result of transactions with non-controlling interests when control in the investee is maintained:

Quarter ended March 31,2010

Loss attributable to shareholders of TAM	(58,102)
Transactions with non-controlling interests:
Increase in shareholders equity of TAM, as a result of the public offering from Multiplus	489,115
Income attributable to shareholders of TAM and transfers from non-controlling shareholders	430,921

Acquisition of Pantanal Linhas Aéreas S.A.

On December 19, 2009 TAM S.A. announced and reported to the Brazilian Securities Commission (CVM) and other appropriate authorities that it had agreed to purchase all shares of the regional airline company Pantanal S.A. (“Pantanal”).  This acquisition, which has substantial strategic value in the view of management, has a purchase price of R$ 13 million and represents an important step towards transformation of the Company into a diversified business group in the civil aviation field, pursuant to its objective of constantly seeking out new opportunities for growth. On March 15, 2010 this acquisition was approved by the Brazilian Civil Aviation Agency (ANAC) and on March 30 Pantanal’s authorization to operate was renewed to 2020. The purchase price was paid for R$ 3 million in December 2009 as an advance and R$ 10 million in march 15, 2010.

No contingent purchase price exists as result of the terms of the transaction and the selling shareholders did not granted guarantees or indemnification rights with respect to contingent liabilities.

Pantanal has a fleet of three ATR-42 aircraft and operates out of São Paulo’s Congonhas Airport, performing regular passenger and cargo transportation services from São Paulo to six cities with medium-sized population in the states of São Paulo, Minas Gerais and Paraná. Its ATR42-320 aircraft regularly flies to and from Araçatuba, Bauru, Marília, Presidente Prudente, Juiz de Fora and Maringá. In 2009 it transported approximately 260 thousand passengers.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

After concluding the acquisition of Pantanal, the Company prepared an opening balance sheet as of February 28, 2010, where assets and liabilities of Pantanal were recorded under the purchase method, in compliance with IFRS 3 (R ) - Business Combinations. Under this method, identifiable assets and liabilities should be recognized at its fair value on the date of acquisition. As part of this process, items included in property and equipment of Pantanal were recorded at fair value.

Management has concluded that the effect of using February 28, 2010 as the date of the opening balance sheet and as the date from which results of operations of Pantanal are consolidated instead of using March 15, 2010 did not result in any material difference in the opening balance sheet or the results of operations of TAM.

The main of the opening balance sheet as of February 28, 2010 are as follows:

	Balances at February 28, 2010 –Historical amounts	Acquisition adjustments	Opening balance sheet at. February 28, 2010 - Preliminary

Assets
Cash and cash equivalents	956		956
Accounts receivable	5,733		5,733
Inventories	7,765		7,765
Others accounts receivable	2,157		2157
Property, plant and equipment	26,373	(12,392)	13,981
Intangible assets		124,927	124,927

Total	42,984	112,535	155,519

Liabilities
Suppliers	5,440		5,440
Financial liabilities	16,284		16,284
Salaries and social charges	13,441		13,441
Deferred revenue	4,808		4,808
Taxes, charges and contributions	7,756		7,756
Provisions	7,386		7,386
Other current liabilities	2,886		2,886
Fiscal recovery program	68,935		68,935
Contingencies	10,390		10,390
Other provisions	5,193		5,193

	142,519		142,159

Equity	(99,535)	112,535	13,000

Total	42,984	112,535	155,519

The main adjustments relating to the opening balance sheet as of February, 28 are as follows:

R$ mil

Adjustments of property, plant and equipment to fair value	(12,392)
Intangible	124,927

112,627

On a preliminary basis management has identified as separable intangible assets airport operation rights. Also on a preliminary basis management estimated the fair value of such intangible assets at R$ 124,927.Those rights are considered to have an indefinite useful life and are based on the expected profitability from operating scheduled flights from the relevant airports.

TAM management assesses the impairment of those rights annually, or in a shorter period in the event of changes in circumstances.

The amount of intangible assets represents management best estimate based on current available information. Management expects to perform a valuation of certain assets and liabilities, including intangible assets and contingent liabilities, until the end of the year 2010 which may result in adjustments to the preliminary allocation.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

There is no tax deductible goodwill resulting from the acquisition.

Previous to the date of purchase, there were no relationship between TAM and Pantanal.

The following table presents revenue and loss of Pantanal consolidated in the financial statements of TAM from the date of purchase:

Consolidated information of Pantanal

Revenue	4.580
(Loss)	(681)

2             2  Basis of preparation

The condensed consolidated interim financial information for the three-month periods ended March 31, 2010 and 2009 has been prepared in accordance with IAS 34 – “Interim financial reporting”.

                The consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2009, which have been prepared in accordance with “International Financial Reporting Standards” (“IFRS”)adopted by the International Accounting Standards Board “IASB”.

TAM also prepares interim financial information in accordance with accounting practices adopted in Brazil (BRGAAP) on an unconsolidated parent-company basis. A reconciliation of assets, liabilities, revenue, net income (loss) and equity between  parent company and consolidated is included in note 23.

The condensed consolidated financial information is presented in thousands of Brazilian reais, except where indicated otherwise.

2.1 Consolidation

All the entities in which the Company has investments are subsidiaries of the Company. Subsidiaries are all entities (including special purpose entities) over which TAM has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether TAM controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to TAM. They are consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between the companies are eliminated. Unrealized losses are also eliminated but are considered as an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by TAM.

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

Companies included in the consolidated financial statements

			Ownership and voting power %
	Reporting date	Ownership	March 31, 2010	March 31, 2009	December 31, 2009

TLA	03.31.2010	Direct	100.00	100.00	100.00
Fidelidade (i)	03.31.2010	Indirect	99.99	99.99	99.99
TAM Capital (i)	03.31.2010	Indirect	100.00	100.00	100.00
TAM Capital 2 (i)	03.31.2010	Indirect	100.00		100.00
TAM Financial 1 (i)	03.31.2010	Indirect	100.00	100.00	100.00
TAM Financial 2 (i)	03.31.2010	Indirect	100.00	100.00	100.00
Fundo Spitfire II (exclusive investment fund) (ii)	03.31.2010	Indirect	100.00	100.00	100.00
TP Franchising	03.31.2010	Direct	100.00	100.00	100.00
Mercosur	02.28.2010	Direct	94.98	94.98	94.98
Multiplus S.A. (iv)	03.31.2010	Direct	73.17		100.00
Pantanal Linhas Aéreas S.A. (iii)	03.31.2010	Direct	100.00

(i)   TAM's investments are held indirectly through TLA.

(ii)  TAM's investment is held 30% directly and 70% through TLA.

(iii) As mentioned in Note 1, the Company started controlling Pantanal on March 15, 2010. The condensed consolidated interim information for the period ended March 31, 2010 include only the month of March of this subsidiary.

(iv)  See “Corporate reorganization”.

2.2          2.2 Recent accounting developments

(a)           (a) The following accounting standards and amendments to standards are mandatory for the year beginning in January 2010 and have been applied by TAM:

  IAS 1 (amendment), effective for periods beginning on or after January 1, 2010. It clarifies that a possible settlement of a liability through the issuance of shares is not significant for its classification as current or non-current. The application of this standard did not have any material impact.

  IAS 7 (amendment), effective for periods beginning on or after January 1, 2010. It requires that only expenditures that result in the recognition of an asset in the balance sheet be classified as investing activities. The application of this standard did not have any material impact.

  IAS 36 (amendments) – “Impairment of Assets”. When the fair value less costs to sell is calculated based on discounted cash flows, disclosures equivalent to those for calculation of the value in use should be made, as well as the clarification that the largest cash generating unit to which to the goodwill should be allocated is an operating segment. The application of this standard did not have any material impact.

  IAS 38 “Measurement of the Fair Value of an Intangible Asset acquired in a Business Combination", effective for periods beginning on or after January 1, 2010. It clarifies the description of valuation techniques commonly used to measure the fair value of intangible assets. In determining the fair value of intangible assets of Pantanal management will use the criteria established by this standard. In determining the fair value of intangible assets of Pantanal management will use the criteria established by this standart.

(b)                (b) The following new standards, amendments to standards or interpretations are mandatory for the first time for the financial year beginning on January 1, 2010, but currently are not significant for the group:

  IFRIC 16 – “Hedges of a net investment in a foreign operation”, effective for periods beginning on or after July 1, 2009

TAM S.A.

Notes to the Condensed Consolidated Interim Financial Information
Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

In thousands of reais, unless otherwise indicated

  IFRIC 17 – “Distributions of non-cash assets to owners”, effective for annual periods beginning on or after July 1, 2009. This is not currently applicable to the group, as it has not made any non-cash distributions.

   IAS 17 – “Classification of leases of land and buildings”, effective for periods beginning on or after January 1, 2010. Elimination of the guidance in relation to lease of land to eliminate the inconsistency with the general guidance on classification of leases. Accordingly, leases of land as finance lease or operating lease based on the general principles of IAS 17.

   IFRS 2 (amendment) – “Cash-Settled Shared-Based Payment”, effective for periods beginning on or after January 1, 2010. The revised standard clarifies how to determine share-based payment transactions in the consolidated and separate financial statements. The application of this standard did not have any material impact.

  IAS 39 – Several amendments were made, effective for periods beginning on or after January 1, 2010, related to fines on prepayment of loans, scope exemption and hedge accounting.

  IFRS 5 - (amendment) - "Non-current assets held for sale and discontinued operations" (and consequential amendment to IFRS 1 - "First-time adoption") (effective from July 1, 2009). The amendment clarifies that all of a subsidiary's assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control.

   (c)  TAM is assessing the impacts of the following interpretations and revised standards that are not yet effective and that were not early adopted by TAM:

  IFRS 9 – “Financial instruments” (effective for periods beginning on or after January 1, 2013) – The standard specifies how an entity should classify and measure its financial assets. It requires that all financial assets be classified based on the entity’s financial asset management model and the characteristics of the contractual cash flow of assets. All financial assets will be initially measured at fair value and subsequently measured at fair value or amortized cost.

  (d)  The following interpretations and amendments to existing standards were published and are mandatory for the TAM accounting periods beginning on or after January 1, 2010 or subsequent periods, but are not significant for TAM operations or should not have a significant impact on TAM financial statements:

  IFRS 1 (amendment) – “Oil and Gas Assets and Classification of Lease”, effective for periods beginning on or after January 1, 2010.

  IFRS 3 (amendment) – “Business combination” – effective for periods beginning after July 01, 2010.

  IFRS 7 (amendment) – “Financial instruments disclosures” – improvements the alteration emitted in May, 2010 applicable for periods after July 01, 2010.

  IAS 1 (amendment) – “Presentation of financial statements” – Clarifications about equity information applicable for the periods after January 01, 2011.

  IAS 24 – “Related-Party Disclosures”, effective for periods beginning on or after January 1, 2011. This standard excludes the requirement for public or mixed-economy companies to disclose details of the transaction with the federal government or with public or mixed-economy companies.

  IAS 32 (amendment) – “Classification of Issue Rights”, effective for periods beginning on or after February 1, 2010.

  IFRIC 14, IAS 19 “The Limits on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction”, effective for periods beginning on or after January 1, 2011.  This standard removes an unintentional consequence of IFRIC 14 related to voluntary advance payments when there is a minimum funding requirement.

  IFRIC 19 – “Extinguishment of Financial Liabilities with Equity Instruments”, effective for transactions carried out on or after July 1, 2010.  This standard clarifies the accounting treatment when an entity renegotiates the terms of its debts and as a result the liability is extinguished upon the issuance, by the debtor, of shares of its capital on behalf of the creditor. Currently, it is not applicable to the group, since the group did not make any settlement of financial liabilities with equity instruments.

            TAM S.A.

            Notes to the Condensed Consolidated Interim Financial Information
            Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

            In thousands of reais, unless otherwise indicated

            2.3  Retroactive adjustments to the condensed consolidated information for to  the quarter ended March 31, 2009

            During the process of preparing the financial statements for the year ended December 31, 2009 certain errors were identified in the previously issued financial statements for the years ended December 31, 2008 and 2007. The retroactive adjustments had been recognized in the financial statements for the year ended December 31, 2009 and had been restated in the condensed consolidated financial information of March 31, 2009 presented as comparatives.

            The errors were related to:

              Property, plant and equipment –  The criteria used to determine the revalued amount of 2 aircrafts added during 2007 and the period of depreciation of such aircrafts as well as an error in the carrying amount derecognized and profit/loss on disposal for certain aircrafts that were disposed of during 2007. The effect of the adjustment resulted for the quarter ended March 31, 2009 in an increase of operating expenses of R$ 3,688 and a decrease in income tax and social contribution expenses of R$ 1,254

              Transfer between revaluation reserves to retained earnings – Having released in the first quarter of 2009 the deferred tax liability on revalued amounts corresponding to the depreciation for the year through other comprehensive income and not through net income. The effect of the adjustment resulted in recognizing a gain under income tax and social contribution in the income statement of R$ 11,110 in the first quarter of 2009.

	March 31, 2009 - Originally presented	Adjustments	March 31, 2009 - Restated

Operating expenses	(2,482,513)	(3,688)	(2,486,201)
Income tax and social contribution	(26,270)	12,364	(13,906)
Profit (all the continued operations)	17,669	8,676	26,345

            3             3 Accounting policies

            Except as described below, the accounting policies applied are consistent with those of the financial statements for the year ended December 31, 2009, as described in the annual financial statements.

            Management assesses quarterly if the recorded amount of flight equipment differs materially from the amount that would be determined if the fair value was used. When it is concluded that the cost is significantly different from the fair value, management estimates the fair value in each quarter, instead of using the independent appraisal reports. During the reporting periods, there were no significant changes in the fair value when compared to the year end.

            TAM S.A.

            Notes to the Condensed Consolidated Interim Financial Information
            Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

            In thousands of reais, unless otherwise indicated

            4  Trade accounts receivable

            Trade accounts receivable are composed:

            (a)    (a) Breakdown of balances

			March 31, 2010		December 31, 2009
	Domestic	International (*)	Total	%	Total	%

Credit cards	801,273	55,130	856,403	58.2	767,581	63.8
Travel agents	220,245	41,520	261,765	17.8	225,590	18.8
Partners – TAM Loyalty Program	63,325		63,325	4.3	51,742	4.3
Multiplus	37,610		37,610	2.6
On current account	52,268	2,010	54,278	3.7	46,016	3.8
Other airlines		45,968	45,968	3.1
Cargo	7,062	58,710	65,772	4.5	61,198	5.1
Post dated checks	24,596		24,596	1.7	19,525	1.6
Other	49,348	12,338	61,686	4.2	30,736	2.6

Total	1,255,727	215,676	1,471,403	100.0	1,202,388	100.0

Provision for impairment	(65,173)	(28,858)	(94,031)		(80,409)

Total	1,190,554	186,818	1,377,372		1,121,979

            (*) At March 31, 2010 includes R$ 19,727 (12.31.2009 – R$ 57,638) denominated in US Dollars, R$ 61,040 denominated in Euros (12.31.2009 – R$ 81,473), R$ 10,687 denominated in pounds (12.31.2009 – R$ 11,308) and the remaining balance is composed of various currencies.

            (b)       (b) Aging list – Receivables by due date

            Breakdown
	March 31, 2010%		December 31, 2009%

Not yet due	1,306,347	88.8	1,063,035	88.4
Overdue
Up to 60 days	29,130	2.0	29,493	2.5
From 61 to 90 days	4,835	0.3	5,740	0.5
From 91 to 180 days	20,783	1.4	10,321	0.9
From 181 to 360 days	22,373	1.5	12,093	1.0
Over 360 days	87,935	6.0	81,706	6.8

	1,471,403	100.0	1,202,388	100.0

            (c)     Provision for impairment of trade receivables

	March 31, 2010	December 31, 2009

Balance at the beginning of the period	80,409	74,676

Charge for the period	14,143	10,398
Amounts reversed	(521)	(4,665)

Balance at the end of the period	94,031	80,409

            The additions and recovery of accrued receivables were included in "Cost of services rendered" in the statement of operations.

            TAM S.A.

            Notes to the Condensed Consolidated Interim Financial Information
            Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

            In thousands of reais, unless otherwise indicated

            The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above.

            5   Financial risk management

            5.1  Financial risk management

            TAM's activities expose it to a variety of financial risks: market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk.

            The Company has a formal Risk Management Policy that defines the rules to be followed and authorizes the Treasury Department to enter into derivative transactions in order to reduce the impact that possible fluctuations in fuel prices and foreign exchange and interest rates may have on its cash flows. The management of risk is monitored by the Risk Committee that is, responsible for, among other assignments:

              Decide on the increase in the hedge percentage levels, based on TAM strategic issues, and monitor the comparison between budgeted, TAM and market scenarios;

              Manage and monitor the risk exposure;

               Monitor the compliance with the hedge policy;

               Decide on the market risk exposure level;

               Establish financial limits for all institutions authorized to carry out hedge transactions;

              Monitor the performance of hedge transactions.

            The Treasury Department is responsible for, among other activities, planning and implementing the decisions of the Risk Committee, monitoring the compliance of the hedge transactions with the market parameters, and informing the Risk Committee about any deviations from the Policy.

            Derivatives are used in line with TAM's policies, considering liquidity, expected impact on TAM's results and cash flows and cost/benefit analysis of each position taken. Control over the use of derivatives includes ensuring that the derivatives contracted are in line with market rates. This is verified by an independent party acting at the engagement of management of TAM. All of the derivatives entered into are to mitigate TAM's risk exposures and are not used for speculation.

                    (a) Market risks

            TAM is exposed to market risks from its normal commercial activities. These market risks principally relate to changes in interest rates, exchange rates or jet fuel prices. Such variations can negatively affect its cash flow and future expenses. Market risk is the risk of a possible loss derived from variations in the prices of market prices (rates of exchange, interest rates, prices of commodities, or others) that may affect the Company’s cash flow or results. The Company entered into derivative contracts with the purpose to reduce the risks derived from variations in these factors. Policies and procedures had been implemented to evaluate these risks and to monitor the transactions with derivatives. The policy establishes minimum and maximum levels of protection, and requires that counterparties have investment grade credit rating as condition for entering into the transactions.

            (i)    Risks relating to variations in the price of jet fuel

                   (i.1) General policy

            One of the most important financial risks of airline companies is the volatility in fuel prices. Fuel represented 31.7% of operating costs for the quarter ended March 31, 2010 (12.31.2009 – 28.0%).

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              The Company has entered into derivative transactions in order to economically hedge itself against this risk. TAM's Risk Committee has established policies for achieving this. The policy establishes to carry out derivative transactions covering a maximum level of 60% of the fuel consumption projected for the following twenty-four months and minimum levels of 20% of the consumption projected for the first twelve months and 10% for the following twelve months. Swaps, options, or a combination of these instruments, using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM’s aims.

              (i.2)  Characteristics of the derivatives instruments used

              In Brazil the price of jet kerosene is determined by the state-controlled oil company, Petrobras, based on international jet fuel prices. TAM aims to reduce the volatility in its kerosene price by using derivatives based on crude oil (West Texas Intermediate or "WTI"). WTI is highly correlated with TAM’s average Jet Fuel Price. This strong fundamental and statistical relationship, coupled with the fact that crude oil is arguably the most actively traded commodity, led TAM to elect WTI as the main underlying for its fuel hedging program. In December 31, 2009 all financial instruments entered into are “over the counter”. Due to the restructuring of the maturity of certain of its derivatives, which took place in the first quarter of 2009, TAM has agreed to deposit a portion of the fair value of some of those restructured derivatives as collateral. Financial instruments posted as collateral are included in the statement of financial position under “Financial assets at fair value through profit and loss” and its carrying amount is R$ 98 million at March 31, 2010 (12.31.2009 - R$ 96 million).

              All the counterparties are rated as “low risk of credit” for the main credit-rating agencies (Standard & Poors, Fitch e Moody’s).

              As TAM does not hedge 100% of its expected fuel needs with derivatives, any increase in kerosene prices will not be completely offset by changes in the fair value of derivatives; similarly decreases in kerosene prices will have a net benefit to TAM.

              (i.3)  Restructuring of derivatives during 2009

              In January 2009, the Company, along with its key counterparties, started a restructuring of its hedge transactions whose market value was R$ (1,128,985) at December 31, 2008. The restructuring basically spread the maturity dates over a longer period, extending the life of the derivatives but, generally, maintaining all other terms (mainly residual value and strike price). With this action, the Company aimed at two main goals: first, to postpone cash payments, which were concentrated in the first half of 2009 second, to settle most of the transactions in a period when prices are expected to be less volatile.

              The coverage profile, which was concentrated in the first half of 2009, was as a result more evenly distributed through 2009 and 2010, including a small coverage in the first quarter of 2011. For the 12 months following March 31, 2010, the coverage accounts for 18% of the anticipated consumption. The average strike for transactions currently outstanding maturing in the same period is US$ 115 per barrel. Approximately 88% of the volume in WTI barrels outstanding at March 31, 2010, corresponds to transactions that had been restructured. The restructuring represented a reduction of around US$ 117 million (unaudited) of expected disbursements through March 31, 2010.

              Derivative financial instruments used as hedge of changes in jet fuel prices have been accounted for at fair value with unrealized gains and losses recognized in the income statement. Restructured derivatives continue to be measured at fair value after the restructuring and, as a result, the impact of the restructuring has been recognized in gains and losses as part of the reassessment of the derivatives’ fair value. Consequently, the impacts of the restructuring of the derivatives have been recognized in income. The Company is assessing the possibility of applying hedge accounting for new derivatives to be entered into in future periods.

                    (i.4)  Outstanding positions of derivatives

              The following table presents the percentages of anticipated consumption covered for the next twelve months after each date and the average strike price for the transactions outstanding as of each of those dates:

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

	March 31, 2010	December 31, 2009
% of coverage as of each date for the anticipated consumption for the next 12 months	18%	23%
Average strike price for derivatives outstanding as of each date	US$115/bbl	US$115/bbl
Market price of WTI as of each date in US$/bbl	US$84/bbl	US$79/bbl

              At the time the majority of the WTI derivatives were entered into, the expected price of WTI was between US$ 120-150 per barrel.

              The following tables present both the notional amount and fair value of outstanding derivatives as of each date broken-down by maturity:

	2010	2011	Total

At December 31, 2009
Notional amount – Thousands of barrels	3,429	145	3,574
Fair value – R$	(214,673)	(6,288)	(220,961)

At March 31, 2010
Notional amount – Thousands of barrels	2,539	145	2,684
Fair value – R$	(144,582)	(5,998)	(150,580)

              TAM only contract derivatives with counterparties which have an investment grade rating issued by S&P, Moody's or Fitch. The distribution of the fair values as of December 31, 2009 by credit rating of the counterparties is:

March 31, 2010 Fair value of derivatives

AAA*	(57,317)
AA+, AA or AA-*	(75,862)
A+, A or A-*	(17,401)

(150,580)

              * The ratings can be expressed in the global scale or in national currency. Each agency has a slightly different way to present rating; the table above unifies the presentations in that what we believe is the most well known rating international scale.

              A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately US$ 21 million (equivalent to R$ 36 million at the March 31, 2010) in the fair value of the WTI derivatives. This increase/decrease would directly influence our financial results; in terms of cash flows, however, these changes in WTI price would be more than offset by a decrease/increase in our jet fuel costs.

                    (ii)  Exchange rate risk

              A significant portion of the operating costs and expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. The Company may enter into derivative contracts to hedge against a possible appreciation or depreciation of the real against the U.S. dollar. In view of the renegotiation made in the first quarter of 2009, one of the counterparties required a deposit denominated in dollars as guarantee. As deposits in foreign currency are not permitted in Brazil, a non-deliverable Forward (Buy R$ / Sell US$) was entered into and also provided as collateral for the notional amount of the deposit.

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              The maturities of the derivative instrument, its notional amount and fair value are presented below:

2010

At December 31, 2009
Notional amount – US$ (Citibank) (thousand)	31,240
Fair value – R$	(21,054)

At March 31, 2010
Notional amount – US$ (Citibank) (thousand)	31,240
Fair value – R$	(21,268)

              At March 31, 2010, if the Brazilian real had weakened/strengthened by 10% against the U.S. dollar with all other variables held constant, finance results for the year would have been approximately R$ 536 million  lower/higher, mainly as a result of foreign exchange gains/losses on U.S. dollar denominated trade receivables, U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on translation of U.S. dollar-denominated borrowings and finance leases.

              Management does note consider the exposure to foreign currencies other than U.S. dollar to be significant to the financial position and results of operations of the Company.

              (iii)         (iii) Interest rate risk

              TAM’s earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as the London Interbank Offered Rate “LIBOR” and CDI).

              A hypothetical 100 basis point increase in US$ LIBOR interest rates for the quarter ended March 31, 2010 would increase its aircraft rental and interest expense, in the quarter, by approximately US$ 26 million (equivalent to R$ 46 million at March 31, 2010).

              A hypothetical 100 basis point increase in domestic market (CDI) interest rates for the quarter ended March 31, 2010 would increase of the interest expense for financings and loans, in the year of 2010 by approximately R$ 11 million.

              The Company does not have financial instruments to hedge the cash flow against fluctuations in interest rates.

              (b) Credit risk

              Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations. Management does not currently expect any significant losses from non-performance by its counterparties, and does not have any significant exposure to any individual counterparty.

              To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balance (mainly from travel agencies).

              TAM only deals with financial institution counterparties which have a credit rating of at least BBB- (Baa3) issued by S&P, Moody's or Fitch. Each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              (c)      Liquidity risk

              Prudent liquidity risk management implies maintaining sufficient cash and short-term investments, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions.

              Excess cash is invested mainly in TAM’s exclusive investment funds. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

              The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the statement financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, except for derivatives, for which the fair value is disclosed.

	Less	Between	Between	More
	than	one and	three and	than		Effect of	Carrying
	one year	two years	five years	five years	Total	discounting	value

Non-derivative financial liabilities
At March 31, 2010
Finance lease obligations	661,983	1,087,532	1,672,208	2,009,235	5,430,958	(682,083)	4,748,875
Borrowings	535,828	27,865	3,925	7,216	574,834	(24,775)	550,059
Debentures	430,212	859,135	187,348		1,476,695	(375,855)	1,100,840
Senior notes	113,352	150,770	263,335	1,324,314	1,851,771	(777,835)	1,073,936
Other (i)	714,922				714,922		714,922
Refinanced taxes payable under Fiscal Recovery Program	29,274	66,076	121,251	599,597	816,198	(395,847)	420,351

At December 31, 2009
Finance lease obligations	616,179	1,238,520	1,575,462	1,801,641	5,231,802	(710,857)	4,520,945
Borrowings	466,687	33,039	3,625	6,991	510,342	(13,054)	497,288
Debentures	396,392	826,373	142,382		1,365,147	(253,683)	1,111,464
Senior notes	81,418	171,634	259,782	1,317,106	1,829,940	(790,215)	1,039,725
Other (i)	738,589				738,589		738,589
Refinanced taxes payable under Fiscal Recovery Program	23,947	54,644	102,114	529,055	709,760	(367,255)	342,505

Derivative financial liabilities
At March 31, 2010
Fuel price risk	144,582	5,998			150,580		150,580
Exchange rate risk	21,268				21,268		21,268

At December 31, 2009
Fuel price risk	214,673	6,288			220,961		220,961
Exchange rate risk	21,054				21,054		21,054

              (i)   The amount is recorded under: Suppliers and salaries and social charges.

              5.2      Fair value estimation and fair value hierarchy

              Effective January 1, 2009 the Company applies the amendment to IFRS 7 for financial instruments measured in the statement financial position at fair value, which requires the disclosure of fair value measurements by level of hierarchy following the hierarchy below:

                Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

                Information, other than quoted prices, included within Level 1 that are adopted by the market for the asset or liability, either directly (such, as prices) or indirectly (that is, derived from prices) (Level 2).

                Inputs for assets or liabilities that are not based on the observable data in the market (such as unobservable inputs) (Level 3). None of the financial instruments carried at fair value by the Company of its subsidiaries fall into this category.

              The table below presents the Company's financial instruments measured at fair value in the statement of financial position:

		March 31, 2010			December 31, 2009

	Level 1	Level 2	Total	Level 1	Level 2	Total

Financial assets at fair value through profit and loss
Brazilian government securities	917,699		917,699	740,209		740,209
Corporate securities		128,012	128,012		93,234	93,234
Bank deposit certificate – CDB		328,104	328,104		46,696	46,696
Other bank deposits		6,167	6,167		130,883	130,883

	917,699	462,283	1,379,982	740,209	270,813	1,011,022

Derivative financial liabilities liabilities
Fuel hedge – WTI WTI		(150,580)	(150,580)		(220,961)	(220,961)
Foreign exchange derivatives		(21,268)	(21,268)		(21,054)	(21,054)

		(171,848)	(171,848)		(242,015)	(242,015)

              No transfer of assets or liabilities between the levels of the fair value hierarchy took place during the first quarter ended March 31, 2010.

              The carrying value, less provision for impairment for accounts receivable and payable, should be similar to fair value. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at current interest rate market.

              The financial instruments recognized at fair value are determined as follows:

              Financial assets at fair value through profit and loss:

                Certificates of deposits and other bank deposits - Fair value has been estimated by discounting estimated cash flows using as input interest market rate.
                Brazilian Government securities – Corresponds to highly liquid Brazilian government securities that have its prices available and corresponding to transaction in an active market.
                Corporate securities – Corresponds to debt securities security for which fair value has been determined based upon pricing information using pricing services as Bloomberg, Reuters and brokers (only when they represent an effective transaction).

              Derivative financial instruments are not traded in an exchange but are traded in an active market for example, over-the-counter derivatives. TAM estimates its fair value using a series of techniques such as Black&Scholes, Garman & Kohlhagen, Monte Carlo or even discounted cash flow models commonly used in the financial market. All models used are widely accepted in the market and reflect the contractual terms of the derivative. Those models do not contain a high level of subjectivity, since the methodologies used in the models do not require significant judgment, and all inputs to the model are readily observable from actively quoted markets.

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              5.3   Capital management

              The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

              TAM monitors capital on the basis of the leverage ratio, net debt as a percentage of total capital. Net debt is defined as the total of loans and borrowings, including debentures and senior notes plus lease agreements, including operating lease commitments net of cash and cash equivalents and short-term financial assets. We define total capital as the total of shareholders’ equity and net debt as defined above:

	March 31, 2010	December 31 ,2009

Cash and cash equivalents	(1,218,976)	(1,075,172)
Financial assets at fair value through profit and loss	(1,379,982)	(1,011,022)
Borrowings	550,059	497,288
Debentures and senior notes	2,174,776	2,151,189
Operating lease commitments (Note 20)	1,373,353	1,512,986
Finance lease obligations	4,748,875	4,520,945

Net debt (1)	6,248,105	6,596,214

Total equity	1,125,925	498,415

Total capital (2)	7,374,030	7,094,629

Leverage ratio (1) / (2)	84.7%	93.0%

              The increase in the leverage ratio during the first quarter of 2010 resulted primarily from issuance resources from Multiplus and the delivery three of A319 aircraft. Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2010 fiscal year, although. The uncertain current economy. The company not subjects to none capital imposed external.

                             6 Deferred Income Tax and Social Contribution

              Deferred income tax and social contribution assets and liabilities are offset when there is a legal right of offsetting tax credits against tax debts and provided that they refer to the same tax authority.

              The movement in deferred income tax and social contribution assets and liabilities during the quarter, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

Deferred tax assets	December 31, 2009	Charged/(credited) to the income statement/equity	March 31, 2010

Income tax loss carry forwards	82,418	22,179	104,597
Social contribution carry forwards	42,638	11,167	53,805
Temporary differences:
Provision for derivatives loss	65,002	(13,669)	51,333
Provision for contingencies	203,935	10,806	214,741
Allowance for losses on inventories and receivables accounts	23,487	(1,307)	22,180
Deferred income from sale leaseback transaction	39,221	(2,727)	36,494
TAM loyalty program	203,479	(27,523)	175,956
Gain/(Losses) of revaluation of aircrafts	372,245	(5,752)	366,493
Finance leases	(389,606)	(9,776)	(399,382)
Others	39,397	38,385	77,782

Total deferred tax assets	682,216	21,783	703,999

Deferred tax liabilities

Revaluation reserve (Note 12)	(60,428)	1,572	(58,856)

Total deferred tax liabilities	(60,428)	1,572	(58,856)

Total deferred tax netted	621,788	23,355	645,143

	December 31, 2009	March 31, 2010

Deferred tax expected to be recovered within 12 months - Netted	36,958	45,184
Deferred tax expected to be recovered within more than 12 months - Netted	584,830	599,959

Total deferred tax netted	621,788	645,143

              All movements in deferred taxes are recognized in the income statement except for certain amounts recognized in the revaluation reserve as shown in note 12.

              Deferred tax assets resulting from income tax and social contribution losses and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable.

              There are no unrecognized deferred tax assets.

              No tax assets were recognized on the tax losses of the newly acquired subsidiary Pantanal, in the amount of R$ 231. No tax credits were recognized on the tax losses of foreign subsidiaries in the amount of R$ 8,544 (March 31, 2009 – R$ 339).

              Deferred income tax and social contribution are presented at their net amounts as if the entire reported amount corresponded to a single legal entity.

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Statements
              Quarter Ended March 31, 2010 and 2009 and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              7  Property, Plant and Equipment including aircraft pre-delivery payments - Restated

	Flight equipment	Land and buildings	Computer equipment	Machinery and equipment	Other	Construction in progress	Pre-delivery payments	Total

Net book amount December 31, 2009	5,955,932	219,970	47,746	77,721	106,294	12,154	490,679	6,910,496

Cost	8,357,484	259,859	149,827	135,559	190,266	12,154	490,679	9,595,828
Accumulated depreciation	(2,401,552)	(39,889)	(102,081)	(57,838)	(83,972)			(2,685,332)

Net book amount December 31, 2009	5,955,932	219,970	47,746	77,721	106,294	12,154	490,679	6,910,496

Acquired on acquisition of Pantanal at fair value (i)	12,237		71	617	1,026			13,951
Reimbursement of pre delivery payments							(28,619)	(28,619)
Additions	279,342	1,504	616	3,467	4,113	580	19,906	309,528
Transfer	9,298			(8,630)	8,630		(9,298)
Disposals/write-offs	(5,422)		(555)		(1,897)			(7,784)
Capitalized interest							7,112	7,112
Depreciation	(134,693)	(886)	(3,939)	(2,911)	(6,197)			(148,626)

Net book amount March 31, 2010	6,116,694	220,588	43,939	70,264	111,969	12,734	479,780	7,055,968

Cost	8.652.939	261.363	149.959	131.013	202.138	12.734	479.780	9.889.926
Accumulated depreciation	(2.536.245)	(40.775)	(106.020)	(60.749)	(90.169)			(2.833.958)

Net book amount March 31, 2010	6,116,694	220,588	43,939	70,264	111,969	12,734	479,780	7,055,968

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              (i)  Refers to the beginning balance of Pantanal, acquired subsidiary. The movements after date of acquisition are included in the corresponding line items.

              During the period ended March 31, 2010, the Company exercised its option to purchase, through financial leasing four A319 and an aircraft capitalization for change of modality due the contractual renegotiation.

              The properties and improvements of the TLA pledged as collateral for loans in the total amount of R$ 110,499 (12.31.2009 – R$ 110,499).

              Other than aircraft, there are no significant amounts of property, plant and equipment outside of Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

              8  Financial Liabilities

              The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

		Fair value	Carrying value
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
Current
Finance lease obligations	542,136	497,147	542,136	497,147
Senior notes	22,353	12,064	23,189	13,040
Borrowings	492,179	523,989	515,581	458,602
Debentures	318,264	281,738	310,870	275,896

	1,374,932	1,314,938	1,391,776	1,244,685

Non-current
Finance lease obligations	4,206,739	4,023,798	4,206,739	4,023,798
Senior notes	1,012,854	949,846	1,050,747	1,026,685
Borrowings	33,085	44,202	34,478	38,686
Debentures	808,760	853,256	789,970	835,568

	6,061,438	5,871,102	6,081,934	5,924,737

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              8.1 Finance lease obligations

	Monthly payments expiring	March 31, 2010	December 31, 2009

Local currency
IT equipment	2012	31,258	34,832

Foreign currency – US$
Aircraft	2022	4,553,277	4,319,859
Engines	2017	160,133	160,657
Machinery and equipment	2012	4,207	5,597

		4,748,875	4,520,945

Current		(542,136)	(497,147)

Non-current		4,206,739	4,023,798

              TAM has provided letters of guarantee and deposits in guarantee with respect to finance leases.

              The minimum payments under finance leases are classified:

Year	March 31, 2010	December 31, 2009

No later than one year	661,983	616,179
Later than one year and no later than five years	2,759,740	2,813,982
Later than five years	2,009,236	1,801,641
Effect of discounting	(682,084)	(710,857)

	4,748,875	4,520,945

              At March 31, 2010, the Company through its subsidiaries TLA, Mercosur and Pantanal, has 73 aircraft (12.31.2009 – 66 aircraft) under finance leases.

              8.2  Senior Notes

	March 31, 2010	December 31, 2009

TAM Capital, Inc. (i)	542,734	520,681
TAM Capital 2, Inc. (ii)	531,202	519,044

	1,073,936	1,039,725

Current	(23,189)	(13,040)

Non-curent	1,050,747	1,026,685

                    (i) On April 25, 2007, TAM Capital Inc. concluded the offering of 3,000 senior notes, with unit nominal value of US$ 100 thousand, each in the total amount of US$ 300 million (equivalent to R$ 710,4 million using the exchange rate as of the date of the transaction), incurring in debit issuance cost of R$ 13.7 million, carrying interest at 7.375% p.a. (resulting in an effective interest rate of 7.70%). Interest is payable semiannually and with principal payable in a bullet payment, in 2017. The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM. The Company registered the notes with the United States Securities and Exchange Commission (“SEC”) on October 30, 2007.

                     (ii) On October 22, 2009, TAM Capital 2 Inc. concluded the offering of 3,000 senior notes, with unit nominal value of US$ 100 thousand, each in the total amount of US$ 300 million (equivalent to R$ 523,2 million using the exchange rate as of the date of the transaction), carrying interest at 9.5% p.a. (resulting in an effective interest rate of 9.85%). The notes were issued outside Brazil under an exemption from registration with the Brazilian CVM and with the SEC. TAM Capital 2 has the option to early redeem the Senior Notes at any time prior to January 29, 2015 and at specified redemption dates thereafter. In the event of early redemption price must be paid. Management has concluded that the redemption price compensates the lender for loss of interest and, as such, the redemption option is considered clearly and closely related to the Senior Notes.

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              8.3  Borrowings

              (a)  Balance composition

	Guarantees	Interest rate (effective rates for 2010 and 2009)	Payment term and the year of last payment	March 31, 2010	December 31, 2009
Local currency

FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (10.5% p.a , and 10.8%p.a)	Monthly until 2011	24,917	28,655
FINEM –Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (12.2% p.a., 10.5% p.a)	Monthly until 2012	3,652	4,023
Compror	No guarantee	100% p.a 101.5% of the CDI (12.8% p.a and 11.3% p.a )	Monthly until 2008	8,675
Others			Monthly until 2013		6,533

				37,244	39,211
Foreign currency

FINIMP (iii)	Promissory notes from a minimum of US$ 1,663 thousand to a maximum at US$ 13,933 thousand	Annual LIBOR + 2.15% p.a. to 5.7% p.a. (4.3% p.a. and 5.3% p.a)	Annual until 2010	360,251	284,760
International Finance Corporation – IFC	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR 1.6% p.a (1.1% p.a. and 3.0% p.a)	Half-yearly until 2010		7,247
International Finance Corporation – IFC (Working capital)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3% p.a (3.4% p.a. and 6.6%)	Half-yearly until 2012	12,936	12,476
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	9,981	9,898
Financing – Pre-delivery payment	Unconditional guarantee	Monthly LIBOR + 0.6% p.a. (0.3% p.a and 2.6% p.a)	Monthly until 2011	124,925	139,870
Others				4,722	3,826

				512,815	458,077

				550,059	497,288

			Current	(515,581)	(458,602)

			Non -current	34,478	38,686

              FINIMP – Import Financing, FINEM – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate.

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              Non-current maturities are as follows:

Year	March 31, 2010	December 31, 2009

2011	19,581	24,791
2012	6,233	5,697
2013	1,092	860
2014	744	727
After 2014	6,828	6,611

	34,478	38,686

              8.4  Debentures

	March 31, 2010	December 31, 2009

TAM S.A. (i)	505,956	517,306
TAM Linhas Aéreas S,A, (ii)	594,884	594,158

	1,100,840	1,111,464

Current	(310,870)	(275,896)

Non-current	789,970	835,568

              Non-current maturities are as follows:

Year	March 31, 2010	December 31, 2009

2011	303,459	349,057
2012	349,162	349,162
2013	137,349	137,349

	789,970	835,568

              (i)    TAM S.A.

              On July 7, 2006 the Board of Directors approved the issuance for public distribution of simple, nonconvertible and unsecured debentures, with no preference but with a guarantee provided by the subsidiary TLA.

              On August 1, 2006, TAM S.A. concluded the offering of 50,000 simple debentures in a single series, with unitary nominal value of R$ 10 each, totaling an amount of R$ 500,000, incurring in debt issue costs of R$ 1,906. The debentures expire in six (6) years. Principal is repayable in 3 annual payments, the first of which is on August 1, 2010.

              Interest is payable on a semiannual basis, at the rate equivalent of 104.5% of the CDI (effective interest rate at the date of issuance of 15.38%) calculated and published by CETIP (the custodian and liquidation agent). At the quarter ended March 31, 2010 the effective interest rate was 9.35% (12.31.2009 – 10.32%).

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              The Company will be subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on the issuance of financial debt, and priority in the repayment of debentures. Such requirements will become effective as from 2010, when the debentures will start to be amortized e the next date of measurement will be December 31,2010.

              (ii)   TAM Linhas Aéreas S.A.

              On July 16, 2009 the Board of Directors approved the issuance for public distribution of simple and nonconvertible debentures, with a guarantee provided by TAM S.A.

              On July 24, 2009 TAM Linhas Aéreas S.A. concluded the offering of 600 simple debentures in a single series debentures, with unitary nominal value of R$ 1,000 each for a total amount of R$ 600,000 and debt issue, costs of R$ 7,631. The debentures expire in four years and repayable in 13 quarterly installments as from July 24, 2010.

              Interest is payable monthly, at a rate equivalent to 126.5% of the CDI (effective interest rate at the date of issuance of 11.50%), calculated and published by CETIP (The custodian and liquidation agent). The effective interest rate was 11.32% p.a for quarter ended March 31, 2010 (12.31.2009 – 12.5%).

              The Company may exercise early redemption at any time, at the Issuer’s discretion, by sending or publishing a notice to debenture holders 10 days in advance. The early redemption can be total or partial. The debentures subject to this procedure are mandatorily canceled.

              Management has concluded that the amount payable upon early redemption is approximately equal to the authorized cost of the debentures and, as such, the redemption option is considered clearly and closely related to the debentures.

              9   Derivative Financial Instruments

Liabilities	March 31, 2010	December 31, 2009

West Texas Intermediate crude oil derivatives
Forwards
Swaps	90,890	138,208
Seagulls	38,822	52,974
Collar	20,867	29,779
Foreign currency forwards
Swaps	21,269	21,054

	171,848	242,015

Current	171,848	235,727

Non-current		6,288

              The derivative financial instruments included above are described in Note 5.

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              10 Provisions

              Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable based on advice provided by the Company’s internal and external legal counsel. As at March 31, 2010 and December 31, 2009, the value of provisions and the corresponding judicial deposits recognized were as follows:

              (a)  Changes in the reserve for contingencies

	Balance at December 31, 2009	Recognized on acquisition of Pantanal	Additional Provisions (Deposits)	(Reversals)	Payments	Inflation adjustments	Balance at March 31, 2010

Additional tariff (i)	515,463		15,301			11,084	541,848
Airline staff fund (ii)	135,089		6,708			2,057	143,854
Labor contingencies	18,676	1,200	3,153		(1,420)	625	22,234
Civil litigation	67,379		2,973		(128)		70,224
Other tax contingencies	40,222	9,190	220			315	49,947
Total	776,829	10,390	28,355		(1,548)	14,081	828,107

(-) Judicial deposits	(110,256)	(267)	(7,446)	5,119	35		(112,815)

Total	666,573	10,123	20,909	5,119	(1,513)	14,081	715,292

              (b)  Summary of the main reserve for contingencies

              (i)   Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

              (ii)  Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

              The Company and its subsidiaries are involved parties in other judicial contingencies involving fiscal, labor and civil claims for which the probability, of loss estimated by management based on advice from legal counsel, is considered possible for which no provision was recorded.

	March 31, 2010	December 31, 2009

Civil litigation	32,426	31,915
Labor contingencies	247,039	231,257
Tax contingencies	877,008	690,770

	1,156,473	953,942

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

                            11 Share Capital and Reserves

                           (a)  Authorized capital

              At March 31, 2010 the authorized capital was R$ 1,200,000 (12.31.2009 – R$ 1,200,000) and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

              (b) Subscribed share capital

              At March 31, 2010 is comprised of 150,585,147 (12.31.2009 – 150,585,147) fully paid-in nominative shares without nominal value, of which 50,195,049 (12.31.2009 – 50,195,049) are common shares and 100,390,098 (12.31.2009 – 100,390,098) are preferred shares. At the Extraordinary Stockholders’ Meeting held on September 19, 2008 the conversion of 9,596,906 common shares into preferred shares was approved.

              Common shares confer to their holder the right to vote in general meetings.

              The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

              As per the Adhesion Agreement executed with BOVESPA, the Company complies with the requirement to have a free float in the market of 25% of its shares. Since August, 2007 the free float has been 53.85% (unaudited).

              12  Revaluation reserve

              The revaluation reserve represents the amount by which the carrying value (revalued amount) of certain property, plant and equipment (flight equipment) exceeds its historical cost. See Note 12.

	Revaluation reserve, gross of tax	Deferred tax	Revaluation reserve, net of tax

At December 31, 2009	176,933	(60,428)	116,504

Revaluation – through equity
Depreciation recognized in the statement of income	(4,626)	1,572	(3,052)

At March 31, 2010	172,307	(58,856)	113,452

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              13  Other Reserves

	March 31, 2010	December 31, 2009

Share premium	74,946	74,946
Legal reserve	49,134	49,134
Treasury shares (i)	(7,116)	(11,370)
Cumulative translation adjustments	(13,058)	(16,796)
Stock options	43,867	35,669
Transfer from non-controlling interests – Multiplus IPO	489,115

	636,888	131,583

                            (i) Treasury shares

              The movement of treasury shares during the year ended December 31, 2008 is presented below.

	Quantity of shares	Thousands of reais	Average price per share - Reais

At December 31, 2009	402,311	11,370	28.26

Reductions	(150,490)	(4,254)	28.26

At March 31, 2010	251,821	7,116	28.26

              Shares sold relate to the share option plan approved at the Extraordinary Shareholders’ Meeting of May 16, 2005.

              The market value of the shares based on the closing quote in the São Paulo stock exchange for the quarter ended March 31, 2010, is R$ 30.40 (12.31.2009 – R$ 38.21) per preferred share.

              (ii)  Transfer from non-controlling interests

              Refers to the transfer from non-controlling interests on the issuance of shares representing 26.83% of Multiplus S.A. As required by IAS 27, Consolidated and Separated Financial Statements, the changes in the Company’s ownership interest in Multiplus did not result in loss of control and, therefore, it was recognized as a capital transaction, directly in the Company’s shareholders’ equity.

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

                             14  Revenue

              TAM had no major customers which represented more than 10% of revenues in any of the periods presented. The Company utilizes its gross revenue information by type of service rendered and by region, as follows:

                             (a)  By type of service rendered

	March 31, 2010%		March 31, 2009%		Variation %

Domestic
Scheduled - Passenger	1,366,838	50.5	1,381,308	50.9	(1.0)
Charter - Passenger	29,931	1.1	61,171	2.3	(51.1)
Cargo	115,544	4.3	97,908	3.6	18.0

	1,512,313	55.8	1,540,387	56.8	(1.8)

International
Scheduled - Passenger	814,673	30.1	795,149	29.3	2.5
Charter - Passenger	1,084	0.1	1,711	0.1	(36.7)
Cargo	140,415	5.1	110,481	4.1	27.1

	956,172	35.3	907,341	33.5	5.4

Other
TAM Loyalty Program	134,992	5.0	184,913	6.8	(27.0)
Travel and tourism agencies	14,285	0.5	14,728	0.5	(3.0)
Others (includes expired tickets)	90,846	3.4	64,179	2.4	41.6

	240,123	8.9	263,820	9.7	(9.0)

Total gross	2,708,608	100.0	2,711,548	100.0

Sales taxes and other deductions	(104,764)		(93,788)

Revenue	2,603,844		2,617,760

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              (b)  By geographic location of the Company’s destinations

	March 31, 2010%		March 31, 2009%		Variation %

Brazil	2,326,695	85.9	1,804,206	66.6	29.0
Europe	159,808	5.9	407,060	15.0	(60.7)
North America	154,391	5.7	247,935	9.1	(37.7)
South America (excluding Brazil)	67,714	2.5	252,347	9.3	(73.2)

Total gross	2,708,608	100.0	2,711,548	100.0

Sales taxes and other deductions	(104,764)		(93,788)

Revenue	2,603,844		2,617,760

                          (c) Seasonality

              The following table presents our revenue in the first quarter of 2010 and 2009 as a percentage of annual revenue for the year ended December 31, 2009.

	% of 2009 net revenue
	March 31, 2010	March 31, 2009

First quarter	26.7	26.8

                              15 Costs and operating expenses by nature

	March 31, 2010
	Cost of services rendered	Selling	General and administrative	Directors' Fees	Total	%

Personnel	444,876	44,996	39,912	2,124	531,908	21.2
Fuel	794,812				794,812	31.7
Depreciation and amortization	138,046	516	22,055		160,617	6.4
Maintenance and repairs (excluding personnel)	155,290				155,290	6.2
Aircraft insurance	13,018				13,018	0.5
Take-off, landing and navigation aid charges	146,326				146,326	5.8
Leasing of aircraft, engines and equipment under operating leases	114,149	2,127	3,331		119,607	4.8
Third party services	37,340	62,096	94,652		194,088	7.7
Marketing and related expenses		214,500			214,500	8.6
Other	87,142	31,518	58,761		177,421	7.1

	1,930,999	355,753	218,711	2,124	2,507,587	100.0

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

	March 31, 2009
	Cost of services rendered	Selling	General and administrative	Directors' Fees	Total	%

Personnel	426,058	48,943	36,023	10,353	521,377	21.0
Fuel	695,106				695,106	28.0
Depreciation and amortization	156,284	282	14,948		171,514	6.9
Maintenance and repairs (excluding personnel)	210,329				210,329	8.5
Aircraft insurance	15,904				15,904	0.6
Take-off, landing and navigation aid charges	145,615				145,615	5.9
Leasing of aircraft, engines and equipment under operating leases	165,776	2,457	4,772		173,005	7.0
Third party services	43,582	64,193	95,613		203,388	8.2
Marketing and related expenses		157,617			157,617	6.3
Other	124,808	15,552	51,986		192,346	7.7

	1,983,462	289,044	203,342	10,353	2,486,201	100.0

                              16  Net Finance Result

	March 31, 2010	March 31, 2009
Financial income
Interest income from financial investments	30,029	25,850
Exchange gains	480,205	229,525
Other	6,054	6,447

	516,288	261,822
Financial expenses
Exchange losses	(564,618)	(166,382)
Interest expense and capitalized borrowing cost (i)	(104,094)	(117,400)
Other	(10,583)	(7,000)

	(679,295)	(290,782)

Financial result, net	(163,007)	(28,960)

              (i) Capitalized interest at March 31, 2010 represents 7% of the total interest expense (03.31.2009 – 2%).

              Exchange gain recognized in quarter ended March 31, 2010 with respect to finance lease liabilities amounted to R$ 26,077 (03.31.2009 - R$ 15,434) while interest expense on such finance lease liabilities amounted to R$ 9,570 (03.31.2009 - R$ 11,013).

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              17  Income Tax Expense

                         (a) Income tax and social contribution expense (benefit)

	Quarter ended
	March 31, 2010	March 31, 2009

Current tax	(955)	(1,232)
Deferred tax	21,783	(12,674)

	20,828	(13,906)

              The tax on TAM's profit before tax differs from the theoretical amount that would arise using the tax rate applicable to TAM, TLA and its Brazilian subsidiaries as follows:

                              (b) Reconciliation of income tax and social contribution expense (benetit)

	Quarter ended
	March 31, 2010	March 31, 2009

Profit/(Loss) before income tax and
social contribution	(77,144)	40,251
Statutory rates - %	34%	34%

Taxes calculated at statutory rates	26,228	(13,685)

Tax effects on permanent (additions) deductions
Equity in the results of subsidiaries
Non deductible expenses:	(5,752)	(1,342)
Depreciation of engines and real estate	(374)	12,364
Unrecognized net tax credit n result of foreign subsidiaries	(8,544)
Unrecognized tax credits on tax losses	(231)	339
Tax credits on interest on capital	8,499
Shared-based compensation	(2,787)	(1,251)
Other	3,789	(10,331)

	(5,432)	(221)

Income tax and social contribution tax credit (expense)	20,828	(13,906)

Current	(955)	(1,232)
Deferred	21,783	(12,674)

              The years from 2005 to 2009 are open to review by Brazilian tax authorities.

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              18  Earnings per Share

              Considering that common and preferred shares have equal rights in respect of dividends (see Note 19), a single measure of earnings per share based on the total number of common and preferred shares is presented. Common and preferred shares are considered two classes of ordinary shares.

              (a) Basic

              Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of shares (common and preferred) in issued during the year excluding shares purchased by the Company and held as treasury shares.

		Quarter ended
	March 31, 2010	March 31, 2009

Profit (loss) attributable to equity holders of the company	(58,102)	25,714

Weighted average number of shares issued (in thousands)	150,585	150,585
Treasury shares (in thousands)	(269)	(402)

Weighted average number of shares outstanding (in thousands)	130,316	150,183

Basic (loss)/earnings per share (reais per share)	(0.39)	0.17

                             (b) Diluted

              Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The company has only one category of dilutive potential ordinary shares: share options.

		Quarter ended
	March 31, 2010	March 31, 2009

Profit (loss) attributable to equity holders of the company	(58,102)	25,714

Weighted average number of shares outstanding (in thousands)	150,316	150,183
Adjustments for share options (in thousands)		1,701

Weighted average number of shares for diluted earnings per share calculation (in thousands)	150,316	151,884

Diluted (loss)/earnings per share (reais per share)	(0.39)	0.17

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              19  Cash generated from operations

		Quarter ended
	March 31, 2010	March 31, 2009

Profit/(loss) for the year after deferred income tax and social contribuition	(56,316)	26,345

Adjustments for
Deferred income tax and social contribution	(21,783)	12,674
Depreciation and amortization	160,617	171,514
(Profit)/loss on disposal of property, plant and equipment (see below)	1,558	(22,699)
Deferred income	(59,942)	23,233
Fair value (gains)/losses on derivative financial instruments	(70,167)	(226,447)
Foreign exchange losses/(gains) and interest expense	260,566	22,821
Interest expense	22,348	14,110
Provision for contingency	28,355	30,312
Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation)
Financial assets through profit and loss	(368,960)	655,918
Inventories	12,546	(24,026)
Assets held for sale		9,702
Provision for contingencies and tax obligations under judicial dispute	(3,573)	(10,305)
Trade account receivables	(263,492)	(171,174)
Taxes recoverable	(17,785)	(13,915)
Prepaid expenses	13,423	3,387
Prepaid aircraft maintenance	8,622	(21,336)
Suppliers	(82,226)	(81,221)
Salaries and social charges	36,518	4,446
Taxes, charges and contributions	11,618	(6,546)
Other assets	37,647	14,100
Other liabilities	57,677	(4,574)

Cash generated from/ (used in) operations	(292,749)	406,319

              In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	March 31, 2010	March 31, 2009

Net book amount	7,874	6,562
Profit/(loss) on disposal of property, plant and equipment	(1,558)	22,699

Proceeds from disposal of property, plant and equipment	6,316	29,261

              Non-cash transactions

              The principal non-cash transactions and acquisitions of flight equipment under finance leases discussed in Note 7.

              During the period, the Company and its subsidiaries acquired property, plants and equipment in the amount of R$ 309,523 which R$ 257,661 through financial leases .

              20 Commitments and contingencies

              (a)  Operating lease commitments

              TLA has obligations arising under operating lease contracts. The amounts of these commitments are not recorded in the financial statement. TLA has obligations arising under 65 aircraft under operating lease (12.31.2009 – 66 aircrafts). These agreements have an average term of 125 months and are denominated in U.S. dollar plus LIBOR. The lease expense, recognized in the consolidated statement of income in "Cost of services rendered", was R$ 114,149 for the quarter ended March 31, 2010 (12.31.2009 – R$ 165,776), equivalent to approximately US$ 64,121 thousands (03.31.2009 – US$ 93,080 thousands).

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              For most of the transactions, TAM has given letters of guarantee or deposits as a guarantee.

              In addition, to meet the payment conditions established by contract, promissory notes guaranteed by Company were issued, totaling R$ 39,656 for the quarter ended March 31, 2010 (12.31.2009 – R$ 44,540).

              Future aggregate payments denominated in US dollars under these contracts are as follows:

	Monthly payments maturing in	March 31, 2010	December 31, 2009
In foreign currency – US$
Aircraft	2017	1,341,297	1,478,308
Engines	2014	32,056	34,678

Total		1,373,353	1,512,986

              Operating lease obligations fall due as follows:

Year	March 31, 2010	December 31, 2009

No later than one year	364,953	364,915
Later than one year and no later than five years	943,824	840,993
Later than five years	64,576	307,078

	1,373,353	1,512,986

              (b) Commitments for future aircraft leases

              (i)  Airbus

              In 2005, the Company executed an amendment to an existing contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which are to be delivered in 2010, with an option for an additional 20 of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized a contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body aircraft family A320 and six A330 aircraft), for delivery by 2012.

              On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

              Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 the anticipated delivery before the end of 2014.

              (ii)  Boeing:

              In 2006, the Company ordered four Boeing 777-300ERs with options for four aircraft, which were converted to firm orders in 2007. Upon receipt of the four aircraft in 2008, the Company has signed an amendment to an existing contract for two more aircraft and has six firm orders outstanding contracted with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              (c)  Insurance

              TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of March 31, 2010, 192 (12.31.2009 – 192) compensation payments were paid to families of the victims and others are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

              (d)  Contingent liabilities

              Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 10.

              (e) Contingent assets

              (i)  ICMS

              On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

              However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. At March 31, 2010, the provision maintained by the Company totaled R$ 7,717 (12.31.2009 – R$ 4,772), recorded in “Taxes, charges and contributions”. On March 31, 2010, the installments due in more than one year totaled R$ 50 (12.31.2009 – R$ 60), classified within “Other liabilities”.

              We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. The total value involved in these claims is R$ 55 million (unaudited). Our policy is to only adjust the value of these claims for inflation at the time that payment is recorded in our financial statements.

              (ii)  Indemnification for losses on regulated fares

              We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$ 245 million (unaidited), based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

              (iii)  Additional airport tariffs (“ATAERO”)

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (“ATAERO”), which represent an additional 50% on the tariff amount. On March 31, 2010, the amount under discussion totaled approximately R$ 810,544 (12.31.2009 - R$ 777,328), unaudited, not recognized in the financial statement.

              21  Related-party Transactions

              The company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 89.26% of the Company's common shares and 24.67% of the Company's preferred shares. The remaining shares are widely held.

              Purchases and sales of goods and services were carried out as follows:

              Sale and purchases of goods and services

              For the year ended December 31, 2009, TAM received from Táxi Aéreo Marília S.A. ("Marília"), a company under common control, R$ 6 (03.31.2009 - R$ 14), as reimbursement for the use of its infra-structure being mainly the importation areas and human resources. This amount was credited to "cost of services rendered". TAM Marília and TAM have common indirect stockholders.

              On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located by Congonhas airport São Paulo, for a period of 10 years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities. The amount recognized in the income statement for the quarter ended March 31, 2010 amounted to R$ 387 (03.31.2009 - R$ 387).

              The Company and its subsidiaries signed a contract in March 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term equal to the current passenger air transport concession of TAM and establishes a monthly fee, adjusted annually by the IGP-M inflation index, totaling R$ 4,222 for the quarter ended March 31, 2010 (03.31.2009 – R$ 4,036), recorded as "Operating expenses".

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              23 Segment reporting

              As from January 1, 2010 and as results of the creation of Multiplus as a separate company the reporting structure of TAM has been revised and as from that date TAM has two operating and reportable segments: Aviation operations and Loyalty operations (“Multiplus”).

	Aviation	Loyalty Program (Multiplus)	Total reported – Information segment	Eliminations	Consolidated

Total assets at march 31, 2010	16,270,679	873,218	17,143,897	(4,011,244)	13,132,653

	Quarter ended march 31, 2010
	Aviation	Loyalty Program (Multiplus)	Total reported – Information segment	Eliminations	Consolidated

Revenue	2,647,692	40,787	2,688,479	(84,635)	2,603,844

Operating expenses	(2,660,838)	(29,844)	(2,690,682)	183,095	(2,507,587)

Operating profit before changes in fair value	(13,146)	10,943	(2,203)	98,460
of fuel derivatives and aircraft revaluation					96,257

Changes in fair value of fuel derivatives				(10,394)	(10,394)
Gains (losses) on aircraft revaluation recognized in the statement of income

Operating profit/(losss)	(13,146)	10,943	(2,203)	88,066	85,863

Financial income	515,930	358	516,288		516,288
Financial expenses	(689,657)	(33)	(689,690)	10,395	(679,295)

Profit/(loss) before income tax and social contribution	(186,873)	11,268	(175,605)	98,461	(77,144)

Income tax and social contribution	31,230	(3,788)	27,442	(6,614)	20,828

Profit/(loss) for the year (all continuing operations)	(155,643)	7,480	(148,163)	91,847	(56,316)

              TAM S.A.

              Notes to the Condensed Consolidated Interim Financial Information
              Three months periods ended March 31, 2010 and 2009 (unaudited) and Year Ended December 31, 2009

              In thousands of reais, unless otherwise indicated

              23  Reconciliation between shareholders' equity and income - Parent Company and Consolidated

              As mentioned in Note 20, the Parent Company also discloses and prepares interim financial information in accordance with accounting practices adopted in Brazil and that differ from international accounting practices in regard to revaluation of assets.  The table below represents the consolidation reconciliation of the equity and the result for the period ended March 31, 2010 considering practices divergence adoption about assets revaluation and non-controlling interest.

	Shareholders’ equity	Income

Balance at March 31, 2010 – Parent Company - BRGAAP	1,723,369	(70,934)
Revaluation of flight equipment	(700,450)	19,447
Deferred income tax and social contributions	(82,333)	(6.615)
Non-controlling interest	185,339	1,786
Total adjustments	(597,444)	14,618

Balance at March 31, 2010 – consolidated IFRS	1,125,925	(56,316)

              SIGNATURE

                          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

              Date: May 17, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

              FORWARD-LOOKING STATEMENTS

              This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.